

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 26, 2016

Herman Yu
Chief Financial Officer
Weibo Corporation
7/F, Shuohuang Development Plaza,
No. 6 Caihefang Road, Haidian District, Beijing, 100080
People's Republic of China

  Re: **Weibo Corporation**
     Form 20-F for the Fiscal Year Ended December 31, 2015
     Filed April 28, 2016
     Form 6-K filed August 9, 2016
     File No. 001-36397

Dear Mr. Yu:

  We have reviewed your August 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 15. Financial Instruments

Non-recurring, page F-45

1.   We note your proposed revised disclosures in response to prior comment 4. Please confirm that you will further revise your disclosures to include quantitative information about the unobservable inputs used in the fair value measurements pursuant to ASC 820-10-50-2(bbb).

<u>Form 6-K filed August 9, 2016</u>

<u>Exhibit 99.1</u>

<u>Unaudited Reconciliation of Non-GAAP to GAAP Results</u>

2.   We note your response to prior comment 5. Please explain why you only include a tax provision for amortization of intangible assets. Tell us how your non-GAAP income tax expense is commensurate with your non-GAAP measure of profitability. Also, please revise your future filings to clearly explain your tax adjustment. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies and
                                        Services

cc: <u>Via E-mail</u>
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP